EXHIBIT 4.4

Supply Contract

Between

Bangkok Solar CO,L TD and NP Capital Corp.

Meeting on the 19'h of January. 2008, at the office of Bangkok Solar CO,LTD., Chacheangsao. Thailand, (hereinafter referred to as "BSC") on the one part, and NP Capital Corp. (hereinafter referred to, as -NPC") on the other part, as follows:

WHEREAS BSC is the beneficial owner of a factory manufacturing solar modules with the a-Si (amorphous silicon) technology in Thailand. and,

WHEREAS BSC is interested in having said a-Si solar modules marketed in North America

WHEREAS NPC has declared itself capable of implementing such marketing activities on BSC's behalf. in North America

IT HAS BEEN MUTUALLY AGREED, AS FOLLOWS:

Two duly authorized representatives of BSC and NPC, Dr. Krisada Chongphaibuipatana (Vice-President/ Sales & Marketing Department) and Mr. Bradley C. Holt (CEO), have investigated on the potential of marketing BSC's a-Si solar modules, in North America, through the services of NPC, NPC has arranged to provide BSC with proper market and competitor information, potential customers, marketing activities and the ongoing implementation schedule, in the framework of a performance of NPC on North America.

2.
Based on the above information and following contract negotiations between BSC and NPC. BSC has agreed to grant NPC an exclusive distributor right for it's a-Si solar modules for the territory of the North America, with an initial sales quota of 20 Megawatts of modules, for the trial year during the period of 12 months after BSC got UL certificate. This sales quota will be adjusted, upwards, or downwards, by mutual agreement of the Parties, together with the CIF Price USA WEST COAST PORT and the exclusive right and Payment Term Condition referred to under Paras 3. and 4. in according of this Supply Contract.

3.	The Exclusive right in North America Distributor condition :

a) BSC will grant this Exclusive North American Distributor to NPC. if NPC fully perform as per the or.wriised of item 4 after the 6 months of getting UL Certification's.

b) NP Capital is granted the Exclusive Rights for North American, BSC will therefore not effect any deliveries to other customers in North American, Unless NP Capital could not accept the Quantity which BSC would like to share in the North American Market, BSC has the right to sell to other customers in North American with the condition that the discussion has to be done between two parties first and the Price should not be lower than what the NP Capital gets. Furthermore, NP Capital undertakes not to conclude any agreement with customers of BSC, in particular also from outside North American Market.

4.	Orders. Prices, Shipment, and Terms of Payment

a.
Orders. Bangkok Solar agrees to sell to NP Capital twenty (20) MWp solar modules and the shipment of total amount 20 MWp will be shipped to NPC within 12 month after BSC got UL certificate at the price listed below. The parties tentatively agree to the following order schedule :

Month 1                :                   1.0 MWp

Month 2                :                   1.0 MWp

Month 3                :                   1.5 MWp

Month 4                :                   1.5 MWp

Month 5                :                   1.5 MWp

Month 6                :                   1.5 MWp

Month 7                :                   2.0 MWp

Month 8                :                   2.0 MWp

Month 9                :                   2.0 MWp

Month 10              :                   2.0 MWp

Month I I              :                   2.0 MWp

Month 12              :                   2.0 MWp

b.
Product Price. The Product price shall be USD/Wp for the first 15 MWp and USD/Wp for the last 5 MWp. The Product price shall be calculated using a Thai Baht to United States Dollar exchange rate of 33.85 ("33.85 Bht/USD"). Notwithstanding the foregoing, the foregoing Product price shall be adjusted if on the date any goods purchased hereunder clear U.S. customs (the "Delivery Date"), the exchange rate for U.S. Dollars into Thai Baht ("Exchange Rate") is less than 33.35 Bht/USD or greater than 34.35 Bht/USD. In such event, the Product price shall be the product of 1111 USD multiplied by a fraction, the numerator of which is the Exchange Rate (as determined by the Bank of Thailand's Average Interbank Exchange Rate) as of the Delivery Date and the denominator of which is 33.85. All prices and sums payable shall be in United States Dollars. NP Capital shall be free to establish its own resale price for the resale of the Products in the Territory.

c.
Shipment. All Products shall be shipped on CIF term ( lncoterrns 2000) to NPC at the shipping location specified by NPC, but within the west coast USA port, BSC agrees (i) to obtain, or to assist NPC in obtaining, all local required licenses and permits then in effect. and (ii) to not export or ship the Products except in compliance with all applicable rules and regulations.

d.	Terms of Payment.

All the payments for the Goods shall be made in USD currency by :-

-	T/T in advance within fourteen (14) days of each particular order as

-
as an irrevocable letter of credit at sight with confirmed by first class international bank designated by the BSC. The letter of credit shall be established by NPC on ten (10) days prior to each scheduled shipment date and has to be valid for no less then thirty (30) days after the latest date allowed for the shipment.

NPC shall bear all banking expenses associated with the establishing of the letter of credit. The shipments will only consist of fully loaded containers.

Except otherwise agreed by the parties, such as, for more than 5 MWp special project inquiries, the price and delivery schedule shall be discussed and agreed upon both parties.

Warranty and Indemnification. BSC agrees to warrant the Products as attached document.

6.
Choice of Law. This Contract is intended to be governed by laws of the Thailand without regard for choice of law principles, and the obligations, rights and remedies of the parties hereto will be determined in accordance with such laws.

7.	Term. The term of this Contract begins on the date of execution of this Contract by BSC and continues for twelve (12) months after BSC got UL certificate

8.
Expenses. Except as otherwise expressly provided herein, the parties will be responsible for their own costs and expenses, including counsel fees, incurred it connection with the Transaction contemplated by this Contract.

9.	Future Contract. The parties agree to diligently work toward the execution of a definitive distribution agreement with a term of five (5) years, consistent with the terms of this Contract.

10.
Exclusive Distributor Performance Evaluation.
Parties agree that at the end of the trial period they will jointly evaluate NPCactivities during the said period and will adjust NPC annual quota accordingly as appropriate. Such joint evaluation-and said appropriate changes would have to take place within three months before the end of the trial period. 12 months after BSC got UL certificate)

11.
Termination of Distribution.
A party has the right to terminate this contract if the other party breaches any clause of this contract and does not remedy within 60 (sixty) days after receiving the advice of contract breaching or any case by the party.

12.	PV Trade Show in USA BSC commit to response one (1) PV trade show booth expenses in USA on the trial period contract. (Within twelve (12) months after BSC got UL certificate).

IN WITNESS WHEREOF, the parties hereto have signed and executed this Supply Contract as of the Date on 19th of January, 2008 by and between.

Bangkok Solar CO., LTD.	NP Capital CORP.

/s/Krisada Chongphaibulpatana	/s/ Mr. Bradley C. Holt
Dr. Krisada Chongphaibulpatana	Mr. Bradley C. Holt
(Vice-President/Sales & Marketing Department)	(CEO)

/s/Rangsun Kanjanangurapun
Mr. Rangsun Kanjanangurapun
(Sales & Marketing Department Manager)

Amorphous Silicon Photovoltaic Module

Limited Warranty

Bangkok Solar Co.,Ltd (BSC) warrants its photovoltaic module against defects in workmanship and materials for five (5) years from the aate of shipping BSC will replace. or repair and return, any module or module part(s) found upon inspection to be defective in workmanship or material Upon written authorization from BSC , the module or module part(s) should be promptly shipped to BSC with transportation costs prepaid. !f the module or module part(s) is found to be defective within the terms of this warranty, credit will be issued to offset the transportation cost of the return to BSC , and the repaired or replacement module or module part(s) will be returned prepaid by BSC If the module or module part(s) is not found to be defective, within the terms of this warranty. BSC will notify the original purchaser and arrange for the original purchaser to prepay return transportation costs BSC is not responsible for labor or other charges necessitated by the removal and reinstallation of any defective module or module part(s)

In addition. for a period of twenty (20) years from the shipping date, BSC warrants to the original purchaser that its module will produce at !east 80% of the rated power output at standard test conditions as specified by BSC at the time of shipping In the event that the module produces less than 80% of the rated power, BSC will at its option either replace the deficient module or provide the original purchaser with additional module(s) to make up said deficiency.

This warranty does not apply to damage caused by storm, fire, wind, accident. or similar casualty or by improper electrical supply. improper installation, careless handing, misuse, or negligence. BSC shall not be liable for any consequential or incidental damages to the original purchaser or anyone else

This warranty and BSC obligations hereunder is expressly in lieu of all other warranties including, but on limited to. the implied warranties of merchantability and fitness for a particular purpose

This warranty gives the original purchaser specific legal rights, and there may also be other applicable rights that vary from location to location.

If warranty service is believed to be needed, please contact:

Bangkok Solar Co.,Ltd.
187/1 Raidamn Rd., Lumpinee.
Pathumwan, Bangkok Thailand 10330
TEL 0-2651-9221-9. 0-254-4550-9
FAX. 0-2253-5973, 0-2253-6028
E-mail . sales@bangkoksolar.com
http://www.bangkoksolarcom

The original purchaser should retain the receipt or other proof of purchase as it may be needed to establish rights under this warranty.